July 2, 2025

Michael Silvestrini
Managing Partner of Energea Global LLC
Energea Portfolio 2 LP
52 Main Street
Chester, Connecticut 06412

        Re: Energea Portfolio 2 LP
            Post-Qualification Amendment No.1 on Form 1-A POS
            Filed June 5, 2025
            File No. 024-12347
Dear Michael Silvestrini:

       We have reviewed your amendment and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Form 1-A POS filed June 5, 2025
Summary and Risk Factors, page 2

1. You removed from the offering circular the risk factor captioned "We may be subject to claims for recission or damages from our Investors." Because the removed text identified a risk which remains potentially material, please provide appropriate risk factor disclosure in that regard. In the alternative, explain why you believe that such disclosure would not be material to potential investors.
Limitations on Rights in Investment Agreements, page 7

2. We note the brief description you provide here regarding the new form agreements filed as exhibits 4.3 and 4.4. Please provide an expanded discussion of the material terms of each of these agreements in the section captioned "Securities Being Offered:
       the Class A Investor Shares."
3. For the form of Auto-Invest Agreement filed as exhibit 4.3, please provide your analysis regarding how this monthly investment program complies with Securities Act
       Section 5, including whether you intend to register the offers and sales of the
 July 2, 2025
Page 2

       securities made in connection with the program. Describe how, when, and where investors will make the auto-invest decision, and explain how the investors will communicate the requisite information for the "Investor Information
Sheet."

       Also disclose whether you will treat auto investments as sales chargeable against the aggregate total of offered securities, and how specifically the company will provide updates to investors with current information. Please provide your analysis of how this program and your offering will comply with Securities Act Rules 251(a) and
       (d)(3)(F). For purposes of Rule 251(a), please tell us how these auto investments will impact your calculation of the $50 million limit listed on the offering circular cover page. As to Rule 251(d)(3)(F), please specifically address how the offering will comply with each element of that rule.
4. Provide comparable information for the form of Auto-Reinvestment Agreement filed as exhibit 4.4. Also, please clearly disclose what occurs when an investor does not elect to re-invest.
5. With regard to the re-investment plan, please revise to clarify how your activities will comply with Regulation A. For example, disclose whether you will provide investors with a hyperlink to the current offering circular in connection with and at the time of any distribution reinvestment and, if not, how you intend to comply with Securities
       Act Rule 251(d)(1)(iii). Similarly, explain how you will (1) comply with the investment limitations and qualifications for purchaser status set forth in Rule
       251(d)(2)(i)(C) with respect to any securities purchased through your distribution reinvestment plan and (2) ensure you are eligible to offer and sell securities pursuant to Regulation A at the time of such sales.
6. Both agreements contain an identical Section 8 captioned "Confidentiality" which suggests that information you provided to the purchaser (including publicly filed information in the "Disclosure Document") is confidential. Discuss in necessary detail the nature of any non-public information you have provided or will provide to potential investors. Also explain why information you provide publicly through filings with the SEC would be deemed "confidential." This comment also applies to
       Section 6 of the revised Investment Agreement filed as Exhibit 4.2. Other Concurrent Offerings, page 11

7. We note the reference to the concurrent Regulation D offerings. You indicate that these will have many identical terms and that you intend to combine proceeds from the Regulation D offerings with proceeds from the Regulation A offering and use them "for the same common purpose." Please provide your analysis as to whether the offers and sales should be integrated (1) for purposes of Securities Act Rule 152 and
       (2) in considering your compliance with Regulation A.
Additional Information, page 49

8. You do not appear to make the financial statement information which you incorporate by reference "readily available and accessible" on a maintained website, despite the requirements of Form 1-A, General Instruction III(a)(2)(B) in that regard. If you continue to incorporate this information by reference, please comply with General
 July 2, 2025
Page 3

       Instruction III(a)(2) or, alternatively, revise to provide financial statement and related information in this filing.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Timothy S. Levenberg at 202-551-3707 or Kevin Dougherty at 202-
551-3271 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:   Jed Ande, Esq., of McCarter & English, LP